UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Provention Bio, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74374N 102

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

711 Third Avenue, New York, New York 10017

(212-907-7300)

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 74374N 102

1)	NAME OF REPORTING PERSON Christopher Marlett
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3)	SEC Use Only
4)	SOURCE OF FUNDS	PF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6)	CITIZENSHIP OR PLACE OF ORGANIZATION	United States

NUMBER OF SHARES	7)	SOLE VOTING POWER	2,567,505[1]
BENEFICIALLY OWNED BY	8)	SHARED VOTING POWER
EACH REPORTING	9)	SOLE DISPOSITIVE POWER	2,567,505[1]
PERSON WITH	10)	SHARED DISPOSITIVE POWER

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,567,505[1]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X][2]
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.29%
14)	TYPE OF REPORTING PERSON	IN

(1)

Represents shares over which Mr. Christopher A. Marlett has sole voting and dispostive control held through MDB Capital Group, LLC, of which he is the Chief Executive Officer and managing member, and held through the Christopher A. Marlett Living Trust, of which he is the sole trustee.

(2)	Does not account for 70,000 shares subject to market call options as of the date of this Schedule 13D.

CUSIP NO.: 74374N 102

1)	NAME OF REPORTING PERSON MDB Capital Group LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3)	SEC Use Only
4)	SOURCE OF FUNDS	WC, OO
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6)	CITIZENSHIP OR PLACE OF ORGANIZATION	State of Texas

NUMBER OF SHARES	7)	SOLE VOTING POWER	1,287,353[1]
BENEFICIALLY OWNED BY	8)	SHARED VOTING POWER
EACH REPORTING	9)	SOLE DISPOSITIVE POWER	1,287,353[1]
PERSON WITH	10)	SHARED DISPOSITIVE POWER

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,287,353[1]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X][2]
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.64%
14)	TYPE OF REPORTING PERSON	BD

1.

Includes 274,289 shares of Common Stock issuable under warrants issued on April 25, 2017, which expire April 25, 2022, and 764,648 shares of Common Stock issuable under warrants issued on July 19, 2018, which expire July 14, 2023.

2.	Does not account for 20,000 shares subject to market call options as of the date of this Schedule 13D.

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by MDB Capital Group LLC with the Securities and Exchange Commission on July 3, 2018, as amended on July 19, 2018, and September 4, 2018 (together as amended, this “Schedule 13D”). MDB Capital Group LLC and Mr. Christopher A. Marlett, who controls MDB Capital Group LLC, are the reporting persons (together the “Reporting Persons”) in this Schedule 13D. The purpose of this Amendment is report that on December 3, 2019, the Reporting Person changed the ownership of some of the previously held shares of the Issuer’s Common Stock (as those terms are defined below) and otherwise update the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is shares of common stock, $0.0001 par value (the “Common Stock”) of Provention Bio, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is P.O. Box 666, Oldwick, NJ 08858.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by the Reporting Persons, Mr. Christopher A. Marlett and MDB Capital Group LLC.

(b) Both the Reporting Persons’ principal business address is 2425 Cedar Springs Road, Dallas, Texas 75201. The principal owner and officer of MDB Capital Group LLC is Mr. Marlett, who holds the position of Chief Executive Officer.

(c) The Reporting Persons are a registered as broker-dealers, with a focus on investments in development stage technology companies.

(d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding.

(e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MDB Capital Group LLC is a limited liability company, formed under the laws of the State of Texas. Mr. Marlett is an individual with United States citizenship.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

The securities were acquired by the Reporting Persons with personal funds, working capital, services, operating income and corporate distributions.

ITEM 4.	PURPOSE OF TRANSACTION.

The securities were acquired for investment purposes. The Reporting Persons intend to review its respective investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, market trading volume and patterns, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer. The Reporting Person may from time to time take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of its shares of Common Stock (or other securities of the Issuer); (ii) changing its current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Issuer.

At the date of this Schedule 13D, except as set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those actions enumerated above.

ITEM 5.	INTERESTS IN SECURITIES OF THE ISSUER.

(a) As of December 19, 2019, the Reporting Persons beneficially owned an aggregate of 2,567,505 shares of Common Stock. This number of shares does not account for 70,000 market call options currently outstanding. The holdings are as follows: (A) MDB, a limited liability company of which Christopher A. Marlett is the Chief Executive Officer and managing member – 248,416 shares of common stock, a warrant issued April 25, 2017, to purchase up to 274,289 shares, and a warrant issued July 14, 2018, to purchase up to 764,648 shares; and (B) Christopher A. Marlett Living Trust, a trust for which Christopher A. Marlett is the sole trustee, - 1,280,152 shares. These shares represent approximately 5.29% of the Issuer’s Common Stock that is issued and outstanding as of the date of this Schedule 13D. The percentage is based on 47,638,361 shares issued and outstanding of the Issuer. Mr. Marlett disclaims pecuniary interest in 321,838 shares.

(b) Mr. Marlett has the sole power to vote and to dispose of 2,567,505 shares of Common Stock of the Issuer.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See the description of the Form of Warrant dated April 25, 2017, issued to MDB Capital Group LLC, filed as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-224801), as filed with the Securities and Exchange Commission on May 9, 2018, which is incorporated herein by reference.

See the description of the Form of Warrant dated July 14, 2018, issued to MDB Capital Group LLC, filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A (Registration No. 333-224801), as filed with the Securities and Exchange Commission on June 12, 2018, which is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: December 17, 2019	MDB CAPITAL GROUP LLC

	By:	/s/ Christopher A. Marlett
	Name:	Christopher A. Marlett
	Title:	Authorized Officer

CHRISTOPHER A. MARLETT

/s/ Christopher A. Marlett
Christopher A. Marlett